November 5, 2019

Michael Cartwright
Chairman and Chief Executive Officer
AAC Holdings, Inc.
200 Powell Place
Brentwood, TN 37027

       Re: AAC Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 15, 2019
           Form 10-Q for the Period Ended March 31, 2019
           Filed May 13, 2019
           File No.: 001-36643

Dear Mr. Cartwright:

       We issued comments on the above captioned filings on August 29, 2019. On October 8,
2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Claire DeLabar, Staff Accountant at 202-551-3349 or Lisa Etheredge,
Senior Staff Accountant at 202-551-3424 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences